AMENDMENT

to

AMENDED AND RESTATED AGREEMENT AND DECLARATION OF TRUST

of

RS INVESTMENT TRUST

May 25, 2004

The undersigned, being at least a majority of the Trustees of RS Investment Trust (the “Trust”), hereby amend the Amended and Restated Agreement and Declaration of Trust of the Trust by revising Article VII, Section 2 to read in its entirety as follows:

2. Limitation of Liability. The Trustees shall not be responsible or liable in any event for any neglect or wrong-doing of any officer, agent, employee, manager or Principal Underwriter of the Trust, nor shall any Trustee be responsible for the act or omission of any other Trustee, but nothing herein contained shall protect any Trustee against any liability to which he or she would otherwise be subject by reason of wilful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

For purposes of (a) any standard of care, whether under this Agreement and Declaration of Trust or otherwise, applicable to a Trustee in the discharge of his or her duties as a trustee and (b) indemnification of a Trustee pursuant to this Article VII, the By-Laws of the Trust, or otherwise, the conduct of the Trustee shall be evaluated solely by reference to a hypothetical person, without regard to any special expertise, knowledge, or other qualifications of the Trustee. In particular, and without limiting the generality of the foregoing, neither the determination that a Trustee is an “audit committee financial expert” nor the knowledge, experience, or other qualifications underlying such a determination shall result in that Trustee’s being held to a standard of care that is higher than the standard that would be applicable in the absence of such a determination or such knowledge, experience, or qualification, nor shall such a determination or such knowledge, experience, or other qualification impose any duties, obligations, or liabilities that are greater than would obtain in the absence of such a determination or such knowledge, experience, or qualification.

Every note, bond, contract, instrument, certificates or undertaking and every other act or thing whatsoever issued, executed or done by or on behalf of the Trust or the Trustees or any of them in connection with the Trust shall be conclusively deemed to have been issued, executed or done only in or with respect to their or his or her capacity as Trustees or Trustee, and such Trustees or Trustee shall not be personally liable thereon.

IN WITNESS WHEREOF, the Trustees named below do hereby set their hands as of the 25th day of May 2004.

/s/ Leonard B. Auerbach	/s/ Jerome S. Contro
Leonard B. Auerbach	Jerome S. Contro

/s/ John W. Glynn, Jr.	/s/ G. Randall Hecht
John W. Glynn, Jr.	G. Randall Hecht

/s/ Michael G. McCaffery
Michael G. McCaffery